SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

CHINA NATURAL RESOURCES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

G211OU 10 9 (formerly, 169406 30 3)

(CUSIP Number)

Wong Wah On Edward

Room 2105 West Tower, Shun Tak Centre

200 Connaught Road C.

Sheung Wan, Hong Kong

(852) 2810-7205

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

_____________

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G211OU 10 9		13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Feishang Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 14,480,593 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 14,480,593 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,480,593 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. G211OU 10 9	13D	Page 3 of 5 Pages

Item 1.

Security and Issuer

The security that is the subject of this Schedule 13D is common shares, no par value. The name of the issuer is China Natural Resources, Inc., and its address is Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road Central, Sheung Wan, Hong Kong.

Item 2.

Identity and Background

The reporting person is Feishang Group Limited.  The reporting person is a corporation organized under the laws of the British Virgin Islands.  The principal business of the reporting person is serving as a holding company for the shares of the issuer.  The principal business and office address of the reporting person is 26/F, Securities Building, 5020 Bihne Road, Futian District, Shenzhen, PRC.  During the preceding five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the preceding five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.

Source or Amount of Funds or Other Consideration

The securities that are the subject of this Schedule 13D were acquired by the reporting person, directly from the issuer, in exchange for all of the capital stock of Feishang Mining Holdings Limited owned by the reporting person.  At the time of the transaction, the reporting person owned 100% of the issued and outstanding capital stock of Feishang Mining Holdings Limited.

Item 4.

Purpose of the Transaction

The reporting person acquired the securities of the issuer that are the subject of this Schedule 13D for investment purposes.  As a result of the transaction, Feishang Mining Holdings Limited has become a wholly owned subsidiary of the issuer.  The reporting person has no plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that, in connection with the transaction, Mr. Ching Lung Po, the former President, Chief Executive Officer, Chairman and a director of the issuer resigned, and Mr. Li Feilie, the sole beneficial owner of the reporting person, has assumed the duties of President, Chief Executive Officer, Chairman and a director of the issuer.

CUSIP No. G211OU 10 9	13D	Page 4 of 5 Pages

Item 5.

Interest in Securities of the Issuer

(a)

The aggregate number of securities of the class identified in Item 1 that are beneficially owned by the reporting person is 14,480,593 common shares.  Of such shares, 4,500,000 shares are issuable upon exercise of currently exercisable common stock purchase warrants.

(b)

The reporting person holds sole voting and dispositive powers over the shares identified in Item 5(a).  The reporting person does not share voting or dispositive powers over any of such shares.

(c)

On February 3, 2006, the reporting person acquired from the issuer 9,980,593 common shares of the issuer and common stock purchase warrants to acquire 4,500,000 additional common shares of the issuer, in exchange for all of the issued and outstanding capital stock of Feishang Mining Holdings Limited owned by the reporting person.

(d)

Mr. Li Feilie, the sole shareholder of the reporting person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this Schedule 13D.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the issuer that are required to be disclosed by Item 6 of Schedule 13D.

Item 7.

Material to be filed as Exhibits

(a)

Acquisition Agreement dated as of January 24, 2006 by and among China Natural Resources, Inc., Feishang Mining Holdings Limited and Feishang Group Limited (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed by China Natural Resources, Inc. on January 25, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2006

FEISHANG GROUP LIMITED

By:	/s/ LI FEILIE
Li Feilie, President, Chief Executive Officer and Chairman